UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02068227

No Act
P.E. 11-14-02
1-07819

December 16, 2002

Mark G. Borden
Hale and Dorr LLP
60 State Street
Boston, MA 02109

Act 1934
Section
Rule 14A-8
Public Availability 12/16/2002

RE: Analog Devices, Inc.
Incoming letter dated November 14, 2002

Dear Mr. Borden:

This is in response to your letter dated November 14, 2002 concerning the shareholder proposal submitted to Analog by United Brothers of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue NW
Washington, DC 20001

HALE AND DORR LLP
COUNSELORS AT LAW

haledorr.com
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000

MARK G. BORDEN
617-526-6675
mark.borden@haledorr.com

November 14, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Analog Devices, Inc.
Stockholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the intention of our client, Analog Devices, Inc., a Massachusetts corporation (the "Company"), to exclude from its proxy statement and form of proxy for the Company's 2003 annual meeting of stockholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted to the Company on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponent"), by facsimile on October 11, 2002. Copies of the Proposal and accompanying cover letter dated October 11, 2002 are attached hereto as Exhibit A.

On behalf of the Company, we respectively request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action if the Company excludes the Proposal (including both the resolution and the supporting statement) from the Proxy Materials.

I. The Proposal

The resolution portion of the Proposal states: "Resolved, that the shareholders of Analog Devices, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

II. Reasons for Exclusion

The Company may exclude the Proposal pursuant to (i) Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations, and (ii) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. The reasons for our conclusions are more specifically set forth below.

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Relates to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may exclude a proposal if the proposal "deals with a matter relating to the company's ordinary business operations." According to the Commission, the "ordinary business operations" exclusion is based on two key policy considerations. First, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 34-40,018 (May 21, 1998). Second, the Rule 14a-8(i)(7) exclusion prevents stockholders from micro-managing a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* For the reasons discussed below, the Company believes that the Proposal clearly implicates both of the underlying concerns of the "ordinary business operations" exclusion and is therefore excludable from the Company's Proxy Materials.

1. Choice of Accounting Methods.

In compliance with U.S. generally accepted accounting principles ("GAAP"), the Company, like most publicly-traded companies, expenses its stock-based compensation costs under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. The Company also presents pro forma financial information associated with employee stock options in its annual financial statements in compliance with the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). The Proposal, which requests that the Company establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company, deals with the financial reporting and accounting policies of the Company and is therefore excludable under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations.

The Proposal essentially requests that the Company adopt a change in accounting principles so that costs associated with stock options issued by the Company would be expensed by the Company under the so-called "fair value-based method" described in SFAS 123 (as opposed to the "intrinsic value" method, which is provided for under APB Opinion No. 25). The Staff has consistently recognized that the choice between two accounting principles is one of the most basic matters of a company's ordinary business operations, and has permitted the exclusion of proposals under Rule 14a-8(i)(7) where such proposals relate to a company's "choice of accounting methods." The Staff has regularly supported the position that proposals relating to "choice of accounting methods" may be excluded from a company's proxy materials. *See, e.g.*, Conseco, Inc. (April 18, 2000) (request for establishment of a committee of outside directors to develop and enforce policies to ensure that the company's accounting methods and financial statements adequately reflect the risks of subprime lending); The Boeing Company (Shuper) (March 6, 2000) (requesting complete and clear disclosure of the inclusion, listing and use of employee pension fund trust assets and/or surplus in all current and future earnings statements); and Travelers Group Inc. (February 5, 1998) (requesting adoption of rules for accounting for derivative financial instruments proposed to be promulgated by the Financial Accounting Standards Board ("FASB")).

The Staff has consistently concurred with companies that proposals addressing the expensing of stock options are excludable pursuant to Rule 14a-8(i)(7). In Intel Corporation (February 27, 2001), the company sought to exclude a proposal requesting Intel to record the annual cost of stock options on its income statements and alter the presentation of certain portions of its balance sheets. Intel argued that the subject matter of the proposal dealt with Intel's decision to utilize the "intrinsic value" method of valuation instead of the "fair value" method of valuation of options. The Staff recognized that the proposal related to Intel's "ordinary business operations (i.e., choice of accounting methods)," and permitted the exclusion of the proposal pursuant to Rule 14a-8(i)(7). The Staff considered substantially identical proposals submitted to many other companies and came to the same conclusion each time, finding that the proposals related to the company's "choice of accounting methods" and were therefore excludable under Rule 14a-8(i)(7). *See, e.g.*, MIPS Technologies, Inc. (September 4, 2002); ResMed, Inc. (September 4, 2002); Sysco Corporation (August 30, 2002); BellSouth Corporation (Schneider) (January 22, 2001); AT&T Corp. (January 8, 2001); General Electric Company (December 22, 2000); SBC Communications Inc. (December 14, 2000); Applied Materials, Inc. (December 13, 2000); and Pfizer, Inc. (December 13, 2000). In National Semiconductor Corporation (July 19, 2002), the Staff once again permitted exclusion of a proposal under Rule 14a-8(i)(7) as "relating to ordinary business matters, (i.e., choice of accounting methods)." The resolution portion of the proposal in National Semiconductor is nearly identical to the resolution portion of the Proposal received by the Company, and the Company also notes for the Staff that the stockholder submitting the proposal in each case is the same pension fund.

The Staff also considered a proposal explicitly requesting that a company adopt the "fair value" method of accounting for stock based compensation plans in General Electric Company (January 28, 1997), and permitted that company to exclude the proposal. In General Electric, the proposal read "Resolved: That the corporation adopt the 'fair value' method of accounting for stock based compensation plans for transactions as is recommended in [SFAS 123]." The company in that case also noted that SFAS 123 permitted multiple approaches to the accounting of stock options, and that its election to use the "intrinsic value" method instead of the "fair value" method was a matter within its ordinary business operations. The Staff agreed, permitting the company to exclude the proposal pursuant to Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)): "the staff notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the presentation of financial reports to shareholders)." *See id.* at *6.

The Company recognizes that, in Mercury Computer Systems, Inc. (October 11, 2002), the Staff was asked to address a similar proposal relating to the expensing of stock options in a company's annual income statement and stated that the Staff's response to National Semiconductor "and that matter currently is being reviewed by the Commission." Although the

Staff determined that it could not at that time express a view with respect to whether it concurred or did not concur with Mercury Computer Systems' position that it could exclude the proposal from its proxy materials in reliance on Rule 14a-8(i)(7), the Company continues to believe that its election to use the "intrinsic value" method of accounting in compliance with GAAP for stock-based compensation fundamentally relates to the Company's day-to-day operations, and forced adoption of the "fair value-based method" would amount to the micro-management of the Company by its stockholders.

The Proponent seeks essentially the same action as that proposed in the Intel, MIPS Technologies, ResMed, Sysco, BellSouth, AT&T Corp., Pfizer, SBC Communications, Applied Materials, National Semiconductor and both General Electric no-action letters, namely, a specific election between two acceptable and permissible accounting policies. The Company believes that, as in all of those cases, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as it deals with a matter relating to the Company's ordinary business operations.

2. Financial Reporting and Accounting Policies Not Required by GAAP or by Disclosure Standards Under Applicable Law.

Closely related to the discussion above is the Staff's consistent concurrence that proposals involving financial reporting and accounting policies that are not required by GAAP or by disclosure standards under applicable law are excludable under Rule 14a-8(i)(7) because they concern matters relating to the conduct of ordinary business operations. For example, in American Stores Co. (April 7, 1992), a stockholder proposed that the company report in its annual report to stockholders earnings, profits and losses in the form of income statements and balance sheets, separately on a subsidiary basis, for each of its major retail operations. The Staff permitted exclusion of the proposal on ordinary business operations grounds because the proposal sought the reporting of information that was not required by GAAP or by disclosure standards under applicable law. *See also* Pacific Gas & Electric Co. (December 13, 1989) (permitting, on the same basis, exclusion of a proposal that requested, among other things, that the taxes and interest paid per share be included in the company's quarterly statements); Minnesota Mining and Manufacturing Co. (March 23, 1988) (permitting, on the same basis, exclusion of a proposal that the company include a summary of an alternate system of accounting on a gold standard basis in its annual report to stockholders); and Santa Fe Southern Pacific Corp. (January 30, 1986) (proposal requiring the company to prepare current cost basis financial statements for the company and its subsidiaries was excludable because it related to the company's ordinary business operations). As set forth in SFAS 123, the "fair value-based method" of accounting for stock-based employee compensation is not a required method, and consequently the Proposal involves financial reporting and accounting policies that are not required under GAAP. Accordingly, the Proposal is excludable from the Company's Proxy Materials under Rule 14a-8(i)(7).

3. General Compensation Matters.

The Proposal is also excludable from the Company's Proxy Materials under Rule 14a-8(i)(7) because it relates to general compensation matters of the Company. Because the Proposal relates to "all future stock options issued by the Company," it would affect the manner in which the Company accounts for all employee stock options, not solely stock options granted to executive officers of the Company. The fact that the Proposal relates to stock options does not remove it from relating to the Company's ordinary business operations. The Staff has consistently determined that the Rule 14a-8(i)(7) exclusion applies to proposals relating to "general compensation issues," as opposed to proposals strictly limited to senior executive or director compensation issues. *See, e.g.*, Mattel, Inc. (April 1, 2002); Synopsys, Inc. (April 1, 2002); AT&T Corp. (February 9, 2000); and Central and South West Corp. (November 26, 1996). Because the Proposal clearly applies to accounting for stock options granted to employees generally and relates to the Company's compensation matters, it is also excludable under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal.

Rule 14a-8(i)(10) provides that a company may exclude a proposal if the company has "already substantially implemented the proposal." The Staff has determined that proposals that have been substantially implemented are excludable under Rule 14a-8(i)(10). For example, in E.I. du Pont de Nemours and Company (February 14, 1995), the Staff permitted exclusion of a proposal that would have required the company to disclose certain costs associated with litigation and implementation of environmental regulations in its financial statements that were substantially disclosed in the financial reports.

The Company already publicly discloses all of the salient information and analysis that the Proposal seeks to have presented, including the impact on the Company's earnings that would result from the application of the "fair value-based method" of accounting for stock options. Under SFAS 123, the Company must either record the valuation of stock options as an expense or, in a footnote, report pro forma net income as if the "fair value-based method" of accounting had been applied. In accordance with SFAS 123, the Company provides footnote disclosure of pro forma net income and earnings per share using the "fair value-based method" of accounting. The Company also reports the assumptions used in determining the fair value, the number of stock options granted, exercised or remaining outstanding, as well as the weighted-average exercise prices of the stock options and other detailed information. This disclosure appears in Note 11 to the Company's consolidated financial statements for the fiscal year ended November 3, 2001, a copy of which is attached hereto as Exhibit B. Thus, the Company discloses information with respect to stock option expense using both the "intrinsic value" and "fair value-based" methods of accounting. Accordingly, there is no additional information sought by the Proposal that is not already disclosed by the Company, and the Proposal may be excluded from the Company's Proxy Materials under Rule 14a-8(i)(10) on the grounds that it has already been substantially implemented.

The Company will also provide disclosure relating to pro forma net income and earnings per share using the "fair value-based method" of accounting mandated by SFAS 123 in the Company's consolidated financial statements for its fiscal year ended November 2, 2002 (which the Company plans to file with the Commission in January). The Company also respectfully notes for the Staff that, in the event that FASB amends SFAS 123 to require a presentation of detailed tabular information relating to compensation cost for stock options in the financial statement footnotes, as contemplated by the Exposure Draft issued by FASB on October 4, 2002 entitled "Accounting for Stock-Based Compensation-Transition and Disclosure," the Company will promptly comply with amended SFAS 123 and provide such detailed tabular information in its annual and quarterly financial statements. In fact, the Company plans to voluntarily provide this enhanced disclosure in its first periodic filing with the Commission under the Exchange Act after the adoption of the proposed amendment by FASB, notwithstanding the fact that a transition period under the proposed amendment would not require disclosure of the tabular information until a later filing. The Company also notes for the Staff that, in any event, the more detailed and prominent presentation that would be required by the amendments to SFAS 123 would result in significantly earlier disclosure of stock option expense than is requested by the Proposal, which relates to the Company's annual income statement.

It is also well established that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g.*, Masco Corporation (March 29, 1999) (permitting the company to exclude a proposal seeking to establish specific qualifications for the company's outside directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. *See, e.g.*, Columbia/HCA Healthcare Corp. (February 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, several of the actions requested by the proposal). Although the Company's pro forma net income disclosure may not be precisely what is envisioned by the Proponent, the disclosure certainly addresses the underlying concerns of the Proposal.

The Company also respectfully notes for the Staff that the Company currently *does* expense stock options in its annual income statement. The Proposal, which requests only that the Company "establish a policy of expensing in the Company's annual income statement the costs of all future options issued by the Company," is vague, and offers little or no guidance with respect to the tangible change it endeavors to make. In other words, the Proposal does not request that the Company adopt the "fair value-based method" of accounting, or any other accounting method for that matter (presumably because it is well-established that proposals relating to choice of accounting methods are excludable under Rule 14a-8(i)(7)), but simply that future stock options be expensed in the Company's annual financial statements. Both SFAS 123 and APB Opinion No. 25 require expensing the cost of stock options. Under APB Opinion No. 25, the Company currently does expense stock options, and the accounting for that expense is reflected in the Company's annual income statement.

III. Conclusion

We request the concurrence of the Staff that it will not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the reasons set forth above.

By copy of this letter, we are also notifying the Proponent of the Company's intention to exclude the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of the Proposal and this letter (including attachments to this letter). Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned or Daniel W. Finegold, both of this office, at (617) 526-6000 with any questions or comments regarding the foregoing.

Very truly yours,

Mark G. Borden

Enclosures

cc: (via overnight courier)

Mr. Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Mr. Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, D.C. 20001

William A. Wise, Jr., Esq.
Analog Devices, Inc.
One Technology Way
P. O. Box 9106
Norwood, MA 02062-9106

Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 781-461-4462]

October 11, 2002

Ms. Colleen Sheridan
Corporate Secretary
Analog Devices, Inc.
One Technology Way
Norwood, MA 02062

Re: Shareholder Proposal

Dear Ms. Sheridan:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Analog Devices, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,600 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Option Expensing Proposal

Resolved, that the shareholders of Analog Devices, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

11. Stockholders' Equity

Stock Plans

In fiscal 1998, the stockholders approved the 1998 Stock Option Plan (1998 Plan), which provides for the issuance of nonstatutory and incentive stock options to purchase up to 30 million shares of common stock. In March 2000, the stockholders approved an amendment to the 1998 Plan to increase the shares reserved for issuance by an additional 34 million shares. Officers, employees, directors, consultants and advisors of the Company and its subsidiaries are eligible to be granted options under this plan at a price not less than 100% (110% in the case of incentive stock options granted to 10% or greater stockholders) of the fair market value of the common stock at the time the option is granted. The Company's 1988 Stock Option Plan was terminated upon adoption of the 1998 Stock Option Plan; however, options to purchase common stock remain outstanding under the plan.

While the Company may grant options to employees, which become exercisable at different times or within different periods, the Company has generally granted options to employees that are exercisable on a cumulative basis in annual installments of 33⅓% each on the third, fourth and fifth anniversaries of the date of grant.

Under the 1994 Director Option Plan, which was amended in 1998, each non-employee director was granted annually a non-statutory option to purchase 21,000 shares of common stock at an exercise price equal to the fair market value on the date of grant. Up to 1999, each newly elected non-employee director received a grant of an option to purchase 21,000 shares of Common Stock upon his or her election to the Board (the "Initial Grant"). The 1994 Director Option Plan was amended in 1999 whereby the number of shares of Common Stock underlying the Initial Grant was increased from 21,000 to 60,000. On December 8, 1999, the 1994 Director Option Plan was terminated (effective March 14, 2000), and the Board of Directors authorized that from and after March 14, 2000, all options granted to non-employee directors will be granted under the Company's 1998 Plan, under which each non-employee director is granted annually a non-statutory stock option to purchase 20,000 shares (formerly 25,000 shares) of common stock at an exercise price equal to the fair market value on the date of grant. The options granted to directors under the 1998 Plan, as well as the options previously granted under the 1994 Director Option Plan, are exercisable on a cumulative basis in annual installments of 33⅓% each on the first, second and third anniversaries of the date of grant. The Company also has options outstanding under the 1992 Director Option Plan that are exercisable on a cumulative basis in annual installments of 33⅓% each on the third, fourth and fifth anniversaries of the date of grant.

Information with respect to activity under the stock option plans is set forth below:

Stock Option Activity	Shares Available for Grant	Options Outstanding Number	Options Outstanding Weighted Average Price Per Share
Balance, October 31, 1998	17,706	51,418	$ 6.39
Options granted	(1,320)	1,320	$17.26
Options exercised	—	(6,054)	$ 4.26
Options canceled	1,302	(1,302)	$ 7.65
Balance, October 30, 1999	17,688	45,382	$ 6.97
Additional shares authorized for 1998 Stock Option Plan	34,000	—	—
Options granted	(15,833)	15,833	$31.03
Options exercised	—	(7,210)	$ 5.05
Options canceled	1,755	(1,755)	$14.02
Balance, October 28, 2000	37,610	52,250	$14.31
Options granted	(17,041)	17,041	$44.00
Options exercised	—	(3,939)	$ 6.74
Options canceled	1,615	(1,615)	$24.37
Balance, November 3, 2001	22,184	63,737	$22.28

The following table summarizes information about options outstanding at November 3, 2001:

	Outstanding Options			Options Exercisable	
Range of Exercise Price	Number Outstanding at 11/03/01	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at 11/03/01	Weighted Average Exercise Price
$ 0.98-$ 9.93	30,952	5.7	$ 6.87	12,775	$ 6.66
$ 9.94-$19.85	1,102	6.7	$13.23	268	$13.36
$19.86-$29.78	14,381	8.1	$28.67	16	$26.56
$29.79-$59.55	16,565	9.1	$43.81	59	$38.87
$59.56-$99.25	737	8.7	$74.27	17	$74.28
$ 0.98-$99.25	63,737	7.2	$22.28	13,135	$ 7.05

The Company has an employee stock purchase plan (ESPP) that allows eligible employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the fair market value at specified dates. Employees purchased 390,719 shares in fiscal 2001 (1,011,624 and 1,312,800 in fiscal 2000 and fiscal 1999, respectively) for $15.2 million ($16.5 million and $12.9 million in fiscal 2000 and fiscal 1999, respectively). At November 3, 2001, approximately 2,991,000 common shares, net of retirements, remained available for issuance under the ESPP.

Under the 1991 Restricted Stock Plan, which expired in December 2000, a maximum of 5,400,000 shares of common stock were authorized for awards by the Company to key employees for nominal consideration. Shares awarded from the plan were restricted as to transfer, usually for a period of five years and, under certain conditions, were subject to repurchase by the Company at the original purchase price per share. There were no additional shares awarded under the restricted stock plans in either fiscal 2001 or fiscal 2000. During fiscal 2001, 2000 and 1999, $2.1 million, $2.2 million, and $2.8 million, respectively, of compensation was charged to expense. At November 3, 2001, there were 1,221,982 shares of common stock, net of forfeitures, reserved for issuance under the 1991 Restricted Stock Plan.

As of November 3, 2001, a total of 90,134,362 common shares were reserved for issuance under the Company's stock plans.

Common Stock Repurchase

In November 2000, the Board of Directors authorized the Company to repurchase up to 15 million shares of its common stock. As of November 3, 2001, the Company had purchased 417,400 shares of its common stock at an average purchase price of $52.30 per share. The repurchased shares are held as treasury shares and are being used for the employee stock purchase plan and other benefit plans.

Stock-Based Compensation

As permitted under Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

Pro forma information regarding net income and earnings per share is required by FAS 123 for awards granted after October 28, 1995 as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted average assumptions:

	Options			ESPP		
	2001	2000	1999	2001	2000	1999
Expected life (years)	5.3	4.9	6.1	1.0	1.0	1.0
Expected stock price volatility	65.4%	56.6%	52.9%	89.9%	72.5%	64.1%
Risk-free interest rate	5.7%	6.0%	5.3%	3.9%	6.3%	5.1%

The following is a summary of weighted average grant date values generated by application of the Black-Scholes model:

	Weighted Average Grant Date Value		
	2001	2000	1999
Stock option plans	$26.95	$16.90	$9.77
ESPP	$37.82	$ 7.88	$4.40

As required under FAS 123, the reported net income and diluted earnings per share have been presented to reflect the impact had the Company been required to include the amortization of the Black-Scholes option value as expense. For purposes of this disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

	2001	2000	1999
Pro forma net income	$191,598	$526,615	$162,872
Pro forma diluted earnings per share	$ 0.50	$ 1.38	$ 0.45

The effects of applying FAS 123 on pro forma disclosures are not likely to be representative of the effects on pro forma disclosures of future years. Because FAS 123 is applicable only to options granted subsequent to October 28, 1995, the pro forma effect is not fully reflected for fiscal year 1999.

Preferred Stock

The Company has 471,934 authorized shares of $1.00 par value Preferred Stock. The Board of Directors is authorized to fix designations, relative rights, preferences and limitations on the preferred stock at the time of issuance. An aggregate of 300,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock for issuance in connection with the Company's Stockholder Rights Plan.

Common Stock Purchase Rights

In March 1998, the Board of Directors adopted a Stockholder Rights Plan (the Stockholder Rights Plan) that replaced a plan adopted by the Board in 1988. Pursuant to the Stockholder Rights Plan, after giving effect to the Company's two-for-one stock split effected on March 15, 2000, each share of the Company's Common Stock (Common Stock) currently has an associated one-half of a right. Under certain circumstances, each whole right would entitle the registered holder to purchase from the Company one one-thousandth share of Series A Junior Participating Preferred Stock at a purchase price of $180 in cash, subject to adjustment.

The rights are not exercisable and cannot be transferred separately from the Common Stock until ten business days (or such later date as may be determined by the Board of Directors) after (i) the public announcement that a person or group of affiliated or associated persons has acquired (or obtained rights to acquire) beneficial ownership of 15% or more of Common Stock or (ii) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Stock. If and when the rights become exercisable, each holder of a right shall have the right to receive, upon exercise, that number of shares of Common Stock (or in certain circumstances, cash property or other securities of the Company) that equals the exercise price of the right divided by 50% of the current market price (as defined in the Stockholder Rights Plan) per share of Common Stock at the date of the occurrence of such event. In the event at any time after any person becomes an acquiring person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger or if the Company is the surviving entity, but shares of its outstanding common stock are changed or exchanged for stock or securities or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a right shall thereafter have the right to receive upon exercise, that number of shares of common stock of the acquiring company that equals the exercise price of the right divided by 50% of the current market price of such common stock at the date of the occurrence of the event.

The rights have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors. The rights expire on March 17, 2008 but may be redeemed by the Company for $.001 per right at any time prior to the tenth day following a person's acquisition of 15% or more of the Company's Common Stock. So long as the rights are not separately transferable, each new share of Common Stock issued will have one-half of a right associated with it.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Analog Devices, Inc.
Incoming letter dated November 14, 2002

The proposal requests that the board of directors establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

We are unable to concur in your view that Analog may exclude the proposal under rule 14a-8(i)(7). Accordingly, Analog may not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Analog may exclude the proposal under rule 14a-8(i)(10). Accordingly, Analog may not omit the proposal from its proxy materials in reliance on rule 14a-8(10).

Sincerely,

Jennifer Bowes
Attorney-Advisor